SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
__________________
Form 11-K

(Mark One)

x ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________TO _______

Commission File Number 000-27261

CH2M HILL RETIREMENT
AND TAX-DEFERRED
SAVINGS PLAN
116 Inverness Drive East
Suite 105
Englewood, Colorado 80112
_______________________
(Full title and address of the plan)

CH2M HILL Companies, Ltd.
116 Inverness Drive East
Suite 105
Englewood, Colorado 80112
_______________________
(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL RETIREMENT AND
TAX DEFERRED SAVINGS PLAN

Financial Statements And Supplemental Schedules
As Of December 31, 2001 And 2000

Together With Report of Independent Public Accountants

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 AND 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
   CH2M HILL Retirement and
   Tax-Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 and schedule of non-exempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado,
   June 26, 2002.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at contract value (Notes 2 and 3): Investment contracts with insurance companies Common/collective trusts	$ - 49,708,651	$ 4,191,080 37,824,749
INVESTMENTS, at fair value (Notes 2 and 3): Mutual funds Money market funds Company stock Loans to participants	300,404,858 27,959,143 135,950,024 6,724,597 ___________	320,952,902 25,872,175 101,578,393 6,128,208 ____________
Total investments	520,747,273 ___________	496,547,507 ____________
Receivables- Employer match contributions Employer defined contributions Employee contributions	3,214,024 6,408,964 120,315 ____________	1,425,250 6,258,673 283,820 ____________
Total receivables	9,743,303 ____________	7,967,743 ____________
NET ASSETS AVAILABLE FOR BENEFITS	$530,490,576 ==========	$504,515,250 ==========

The accompanying notes are an integral part of these statements.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO: Net investment gain (loss)- Interest and other income Net depreciation in fair value of investments (Notes 2 and 3)	$ 8,753,108 (23,308,300) _____________
Net investment loss	(14,555,192) _____________
Contributions- Employee Employer match Employer defined contribution, net of forfeitures applied (Note 1) Rollover	38,730,669 12,419,598 5,760,283 6,015,950 _____________
Total contributions	62,926,500 _____________
Total investments loss and contributions	48,371,308 _____________
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: Benefits and distributions paid to participants Administrative expenses	(21,991,763) (404,219) _____________
Total deductions	(22,395,982) _____________
Net increase in net assets available for benefits	25,975,326
NET ASSETS AVAILABLE FOR BENEFITS: Beginning of year	504,515,250 _____________
End of year	$530,490,576 ============

The accompanying notes are an integral part of this statement.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1.   PLAN DESCRIPTION:

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the "Plan") is provided for general informational purposes only. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the "Company" or "Plan Sponsor") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. This Plan may be adopted by Affiliated Employers of the Plan Sponsor ("Affiliated Employers"). As of January 1, 2000, most domestic Affiliated Employers have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions, and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are herein after referred to as "Member Employers". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Amendment and Restatements and Plan Merger

Effective January 1, 2000, the Plan document was amended and restated to permit participants to invest their pre-tax salary deferral contributions in Company stock and to recognize the fact that there is an internal trading market for the Company stock. The internal trading market initiated January 1, 2000, is described in Note 2. The amendment and restatement also included changes required by the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade and Uniformed Services Employment and Reemployment Rights Act of 1994.

Effective June 1, 2000, the Plan was again amended and restated to comply with other legislative changes and also to merge the CH2M HILL Employee Stock Plan into the Plan as of that date.

Eligibility

All employees are eligible to participate in the Plan except leased employees, temporary employees, and employees of Affiliated Employers that have not adopted the 401(k) Plan. Industrial Design Corporation and Paragon Structural Design, Inc. employees are eligible to participate in the Plan during the first full pay-period they are employed, Operations Management International employees are eligible on the first day of the month following date of hire, and all other employees of Member Employers are eligible on date of hire. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, March 1, July 1, and October 1, once the above eligibility requirements are met.

Employee Contributions

Effective January 1, 2000, a participating employee may elect to contribute from 1% to 20% of his or her total annual compensation, as defined, as a pre-tax salary deferral contribution subject to an IRC limitation of $10,500 in 2001.

Employer Matching Contributions

Each Member Employer may make a discretionary matching contribution for their respective eligible participants employed on the last day of the quarter and for retired, disabled or deceased participants who terminated employment during the quarter. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., Operations Management International, CH2M HILL International, PAL, Telecom Group, LLC, Paragon Structural Design, Inc. and Industrial Design Corporation have elected to make matching contributions for the year ended December 31, 2001.

Member Employers' matching contribution, if any, is determined annually by the Company and each participating Affiliated Employer. For the year ended December 31, 2001, Industrial Design Corporation matched 100% up to 4% of each participant's base pay, Operations Management International matched 50% of each of its participant's deferral contribution capped at $200 per plan year, and all other Member Employers matched 81% up to the first 4% of each employee's base pay contributed to the Plan by the employee. Employer matching contributions are made in cash and invested in the same manner as the employee's contribution.

Defined Contributions

Each Member Employer may also make a discretionary profit sharing contribution ("defined contribution") for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan's yearend, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service), disabled or deceased participants who terminated employment during the Plan year, and 3) certain participants rehired during the Plan year. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL International, Ltd., and Industrial Design Corporation have elected to make defined contributions for the year ended December 31, 2001.

Defined contributions, if any, are determined annually by the Company and each participating Affiliated Employer. Defined contribution amounts are allocated to participant accounts in proportion that each participant's compensation bears to the total compensation paid to all eligible participants of their respective Member Employer. Defined contributions to the Plan are non-participant directed and normally invested entirely in Company stock.

Annual defined contributions made by various Member Employers during 2001, were 2% of base compensation and was made in Company stock.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers' participants except Operations Management International, Inc., as follows:

Years of Service	Percentage Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Operations Management International, Inc. participants vest 20% each year and become 100% vested after 5 years of service.

Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant's matching contributions and defined contributions shall become fully vested upon death, disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

In the event a participant terminates before becoming 100% vested in matching contributions and defined contributions plus net earnings thereon, unvested amounts are forfeited. Plan forfeitures as of the last day of the Plan year that are not used to restore participant account balances who have incurred 5 consecutive years of break in service, as defined, shall be used to pay administrative expenses or can be used to pay employer contributions to the Plan as determined by the Plan Sponsor. During 2001, $649,123 were used to pay employer contributions and approximately $376,000 were used to pay administrative expenses of the Plan. Unapplied forfeitures as of December 31, 2001 and 2000 were $2,434,889 and $2,503,332, respectively.

Withdrawals

Benefits equal to the vested value of a participant's account are payable upon retirement, termination, disability or death in the form of a lump-sum payment. In addition, hardship withdrawals are also available under certain circumstances as described by the Plan document. The trustees determine the time and manner of payment.

Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum of $50,000, reduced by the highest outstanding loan balance during the preceding 12-month period. However, loans may not exceed the lesser of their salary deferral contributions or 50% of their vested account balance. The loans are secured by the vested balance in the participant's account. Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by the CH2M HILL Federal Credit Union for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by the CH2M HILL Federal Credit Union for a second mortgage loan. Interest rates ranged from 5.50% to 12.50% at December 31, 2001. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

A separate account is maintained for each Plan participant. Participant contributions are credited to the individual's account, along with the employer's matching contribution, if any, an allocable portion of the employer's defined contribution, if any, and an allocation of the Plan's net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant's account.

Investment Options

Participants are offered various investment options in money market funds, a common/collective trust, mutual funds and Company stock in which they may invest their accounts.

Except for investments in the Company Stock Fund, participants may transfer amounts amongst the investments alternatives in accordance with the Plan document. Amounts invested in the Company stock fund, other than defined contributions, may be transferred into other investment alternatives only as of a quarterly trade date. Amounts invested in investment alternatives other than the Company stock fund may not be transferred into the Company stock fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Shares in money market funds and mutual funds are stated at fair value based on quoted market prices. The fair value of Company stock is determined as discussed below. The investment contract and a common/collective trust are stated at contract value as noted below.

Company Stock

Effective January 1, 2000, certain resolutions adopted by the Company went into effect as follows:

     *   A ten-for-one stock split of the Company's common stock and Class A preferred stock,

     *   Conversion of all outstanding Class A preferred stock into shares of common stock on a one-for-one basis, and,

     *   The start of a new ownership program for the Company whereby employees are able to buy and sell Company stock, strictly on an internal market.

Internal market trades occur approximately on a quarterly basis and the trading price is the estimated fair market value price as determined by the Board of Directors utilizing a valuation process, and supported by an independent third party quarterly appraisal of the Company.

The investment in Company stock was valued as of December 31, 2001 and December 31, 2000 at $11.21 and $8.40 per share, respectively. Both of the valuations were supported by an independent third party appraisal at each of the respective dates.

Investment Contract

The Sun Life of Canada (U.S.) Guaranteed Investment Contract was a fully benefit-responsive investment contract that was valued at contract value ( i.e., the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by the contracting company), which approximated fair value.

The investment contract had a crediting interest rate of 5.78% at December 31, 2000, and was fixed for the life of the contract. The contract matured on February 28, 2001 and had a contract value of $4,191,080 at December 31, 2000.

Common /Collective Trust

Fidelity Managed Income Portfolio II is a common/collective trust which invests in Guaranteed Investment Contracts ("GICs") and synthetic GICs. The contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The value of this investment at December 31, 2001 and 2000 was $49,708,651 and $37,824,749, respectively, had an average yield for the year ended December 31, 2001 of 5.84% and crediting interest rates of 5.84% and 5.90% at December 31, 2001 and 2000, respectively.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net depreciation in fair value of investments and are determined as fair value at the beginning of the year (or date purchased during the year) and selling price or yearend fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. For the year ended December 31, 2001, the Plan paid $404,219 in administrative expenses. Approximately $376,000 of this amount was paid by forfeitures. All other costs of maintaining the Plan are paid directly by the Member Employers.

3.   INVESTMENTS:

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 2001 and 2000:

	2001 __________________		2000 __________________
	Shares/ Units ________	Contract/ Fair Value ________	Shares/ Units ________	Contract/ Fair Value ________
Fidelity Managed Income Portfolio II	49,708,651	$ 49,708,651	37,824,749	$ 37,824,749
Fidelity Magellan Fund	960,225	100,074,697	904,571	107,915,330
Fidelity Equity-Income Fund	1,057,230	51,561,104	952,737	50,904,746
Fidelity Growth Company Fund	1,368,155	72,813,235	1,279,146	91,369,375
Fidelity Retirement Government Money Market Portfolio	27,755,660	27,755,660	25,766,379	25,766,379
Janus Worldwide Fund	*	*	489,391	27,826,759
**Company Stock	12,472,479	135,950,024	12,092,666	101,578,393

* Does not exceed 5% as of the respective date.
** Includes nonparticipant-directed investments as noted below

During the year ended December 31, 2001, the Plan's Investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$(54,076,867)
Company Stock	30,768,567 ___________
$(23,308,300) ==========

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31 ______________________
	2001 ____________	2000 ___________
Net assets:
*Company stock	$135,950,024	$101,578,393
Money market fund	11,393	11,011
Employer defined contribution receivable	6,408,964 ____________	6,258,673 ____________
	$142,370,381 ===========	$107,848,077 ===========

* Includes participant-directed information as participant directed and non-participant directed information for this investment is not separately maintained.

For the Year Ended December 31, 2001 ______________
Changes in net assets: Additions- Contributions-
Employer defined contributions	$ 6,408,964
Employee and employer matching contributions	2,272,313 ___________
Total contributions	8,681,277 ___________
Investment income-
Net appreciation in fair value of investments	30,768,567
Interest income and other	382 ____________
Total investment income	30,768,949 ____________
Total additions	39,450,226 ____________
Deductions-
Benefits paid to participants	(4,044,045)
Transfers to participant directed investments	(883,877) ____________
Total deductions	(4,927,922) ____________
Net increase	$34,522,304 ===========

4.   RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of money market funds, mutual funds and a common/collective trust managed by Fidelity Investments and Wells Fargo. The Plan holds investment in shares of Company stock. Fidelity Investments and Wells Fargo are the asset custodians, as defined by the Plan document, and the Company is the Plan administrator. As such, these investments and investment transactions qualify as party-in-interest transactions.

5.   PLAN TERMINATION:

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the bonafide intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of Plan termination, each participant's account under the Plan shall become fully vested and nonforfeitable.

6.   INCOME TAX STATUS:

The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

7.   CONCENTRATIONS, RISKS AND UNCERTAINTIES:

The Plan has a concentration of investments in Company stock. A change in the value of Company stock could cause the value of the Plan's net assets available for benefits to change due to this concentration.

The Company's stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant-directed portion of Company stock and could cause participants to lose all or a portion of their investment in Company stock.

The Plan provides for various investments in a common/collective trust, money market funds, mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

In accordance with accounting principles generally accepted in the United States of America, benefits are recorded when paid. However, for Form 5500 reporting purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

	2001 ________________	2000 ________________
Net assets available for plan benefits per the financial statements	$530,490,576	$504,515,250
Amounts allocated to withdrawing participants	(101,491) ____________	(261,240) ____________
Net assets available for plan benefits per the $ Form 5500 (unaudited)	$530,389,085 ============	$504,254,010 ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$21,991,763
Add: Amounts allocated to withdrawing participants at December 31, 2001	101,491
Deduct: Amounts allocated to withdrawing participants at December 31, 2000	(261,240) _____________
Benefits paid to participants per the Form 5500 (unaudited)	$21,832,014 ===========

9.   NON-EXEMPT TRANSACTIONS:

The Company had one non-exempt transaction related to contributions not remitted to the trust in a timely manner (see Schedule  II). The Company has restored lost earnings to the participants' accounts as a result of this late contribution.

10.   SUBSEQUENT EVENTS:

Effective December 31, 2001, the Company acquired Gee & Jenson ("G & J"). In connection with the acquisition, effective March 8, 2002, G & J employees were granted prior service credit and allowed to participate in the Plan. G & J employees were also allowed, on an individual basis, to rollover their account balances from the Gee & Jenson 401(k) Plan into the Plan.

SCHEDULE I

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

	Number of Shares or Units ____________	Current Value ____________
COMMON/COLLECTIVE TRUST: *Fidelity Managed Income Portfolio II	49,708,651	$ 49,708,651 ____________
MONEY MARKET FUNDS: *Fidelity Retirement Government Money Market Portfolio	27,755,660	27,755,660
*Fidelity Cash Reserve	191,330	191,330
*Fidelity Retirement Money Market Fund	760	760
*Wells Fargo Treasury Plus Money Market Account	11,393	11,393 ___________
Total money market funds		27,959,143 ___________
MUTUAL FUNDS: *Fidelity Magellan Fund	960,225	100,074,697
*Fidelity Equity-Income Fund	1,057,230	51,561,104
*Fidelity Growth Company Fund	1,368,155	72,813,235
*Fidelity Balanced Fund	1,588,946	23,675,289
PIMCO Mid Cap Growth Fund	510,175	9,856,586
Janus Worldwide Fund	569,587	24,970,704
Spartan U.S. Equity Index Fund	429,460	17,453,243 ___________
Total mutual funds		300,404,858 ___________
COMPANY STOCK: *CH2M HILL Companies, Ltd. Common Stock, $.01 par value	12,472,479	135,950,024
PARTICIPANT LOANS (interest rates range from 5.50% to 12.50%)		6,724,597 __________
Total investments		$520,747,273 ==========

*  Represents a party-in-interest.

SCHEDULE II

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF NON-EXEMPT TRANSACTIONS (NOTE 9)

FOR THE YEAR ENDED DECEMBER 31, 2001
Identity of Party Involved ______________	Relationship to Plan, Employer or Other Party-In-Interest ______________	Description of Transaction _____________________________	Transaction Amount (a) _____________
* CH2M HILL- Operations Management International	Affiliated Employer	Contributions not remitted in a timely manner to the Plan as follows employee contributions for the pay period ended November 24, 2000 were not remitted to the Plan until January 5, 2001.	$6,339
* Represents a party-in-interest.

(a)  Interest has been calculated at the corporate federal under-payment rate for the period of time the employer had control of the funds and is not included in the transaction amount.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax- Deferred Savings Plan Trustee
By: /s/ Samuel H. Iapalucci ________________________
Date: June 27, 2002	Chief Financial Officer

INDEX TO EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
23.1 99.2	Consent of Independent Public Accountants - Arthur Andersen LLP Assurances of Independent Public Accountant